

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 17, 2008

Ms. Lynne Wilson, Chief Executive Officer & Sr. Vice President
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, NJ 08054

Re: **Marlin Business Services Corp.**
                      Form 10-K for the fiscal year ended December 31, 2006
                      Schedule 14A Proxy Statement filed on April 24, 2007
                      File No. 0-50448

Dear Ms. Wilson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or the undersigned at (202) 551-3768. Or, you may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

Sincerely,

John Cash
Branch Chief